13 June 2011

National Grid plc (‘National Grid’)

Publication of Annual Report and Accounts and Notice of AGM 2011

—

National Grid has today issued the following documents to shareholders:

- - -	Annual Report and Accounts 2010/11 (HTML and paper copies) Performance Summary 2010/11 Notice of 2011 Annual General Meeting (‘AGM’)

In compliance with LR 9.6.1, all the above documents (along with associated proxy cards) have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available to the public for inspection at www.hemscott.com/nsm.do.

In addition, the Annual Report on Form 20-F is filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free at 1-800-466-7215.

The documents listed above are also available electronically on National Grid’s website at http://www.nationalgrid.com/annualreports/2011.

—

Notice of Annual General Meeting

National Grid’s Annual General Meeting (AGM) will be held on Monday, 25 July 2011 at The ICC, Birmingham.

—

In accordance with DTR 6.3.5, the following is provided in respect of information that was not previously made available in the Company’s 2010/11 Preliminary Results Statement.

Statement of Directors’ Responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, and the Directors’ Report including the Directors’ Remuneration Report, in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Directors’ Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom generally accepted accounting practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated and individual basis for that period.

In preparing these financial statements, the Directors are required to:
- - - -
select suitable accounting policies and then apply them consistently;
make judgements and estimates that are reasonable and prudent;
state that the consolidated financial statements comply with IFRS as adopted by the European
Union and, with regard to the Company financial statements, that applicable UK Accounting
Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the Company financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the Directors, whose names and functions are listed on pages 8 and 9 of the Annual Report and Accounts 2010/11, confirms that, to the best of their knowledge:

-
the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis; and

-
the Annual Report includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces.

By order of the Board

Helen Mahy
Company Secretary & General Counsel
18 May 2011

Risk Management

The following is extracted in full and unedited form from the Annual Report and Accounts 2010/11, pages 91 to 93. Page, note and section references in the text below refer to the Annual Report and Accounts 2010/11.

Risk Factors

Our risk management process has identified the following risk factors that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control. Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the back cover.

Changes in law or regulation and decisions by governmental bodies or regulators

Many of our businesses are utilities or networks that are subject to regulation by governments and other authorities.

Changes in law or regulation or regulatory policy and precedent in the countries or states in which we operate (including the new RIIO approach in the UK) could materially adversely affect us. Decisions or rulings concerning, for example:

- -
whether licences, approvals or agreements to operate or supply are granted or are renewed or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change, remuneration for stranded assets, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities,

could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

For further information, see the Operating and Financial Review and, in particular, the operating environment section.

Potentially harmful activities, the environment and climate change

Aspects of our activities are potentially dangerous and could potentially harm members of the public and our employees, such as the operation and maintenance of electricity generation facilities and electricity lines and the transmission and distribution of gas. We are subject to laws and regulations in the UK and US governing health and safety matters protecting the public and our employees. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.

We are subject to laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials. These expose us to costs and liabilities relating to our operations and our properties whether current, including those inherited from predecessor bodies, or formerly owned by us and sites used for the disposal of our waste. The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as reduction in energy use by our customers.

We commit significant expenditure toward complying with these laws and regulations and to meeting our obligations under negotiated settlements. If additional requirements are imposed, or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our businesses, results of operations and financial position. Furthermore, any breach of our regulatory or contractual obligations, or our climate change targets, or even incidents that do not amount to a breach, could materially adversely affect our results of operations and our reputation.

For further information about environmental, climate change and health and safety matters relating to our businesses, see the Corporate responsibility section of our website at www.nationalgrid.com.

Network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure

We may suffer a major network failure or interruption or may not be able to carry out critical non network operations. Operational performance could be materially adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology. This could cause us to fail to meet agreed standards of service or incentive and reliability targets or be in breach of a licence, approval, regulatory requirement or contractual obligation, and even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control such as the impact of weather (including as a result of climate change), unlawful or unintentional acts of third parties, insufficient supply or force majeure. Weather conditions, including prolonged periods of adverse weather, can affect financial performance and severe weather that causes outages or damages infrastructure will materially adversely affect operational and potentially business performance and our reputation. Malicious attack, sabotage or other intentional acts may also damage our assets or affect corporate activities and as a consequence have a material adverse impact on our results of operations and financial condition. Even where we establish business continuity controls, these may not be sufficient.

Business performance

Earnings maintenance and growth from our regulated businesses will be affected by our ability to meet or exceed efficiency and integration targets and service quality standards set by, or agreed with, our regulators. In addition, from time to time, we publish cost and efficiency savings targets for our businesses. If we are to meet these targets and standards, perform well against our peers, meet the expectations of our stakeholders and deliver our business plan, we must continue to improve operational performance, service reliability and customer service and continue to invest in our infrastructure and the development of our information technology. We are also restructuring our organisation and carrying out other major internal transformation projects. If we do not meet these targets and standards, deliver our business plan or implement the restructuring or transformation projects as envisaged, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed.

Exchange rates, interest rates and commodity price indices

We have significant operations in the US and we are therefore subject to the exchange rate risks normally associated with non domestic operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in exchange rates, interest rates and commodity price indices, in particular the dollar to sterling exchange rate.

Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, commodity and interest rate exposure, or by cash collateral movements relating to derivative market values, which also depend on euro and other exchange rates. For further information see the financial performance section of the Operating and Financial Review.

Borrowing and debt arrangements, funding costs, tax, access to financing and holding company

Our business is financed through cash generated from ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets. Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and the cost of those borrowings. In addition, restrictions imposed by regulators may limit the manner in which we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses. The effective rate of tax we pay may be influenced by a number of factors including changes in law and accounting standards, the results of which could increase that rate and therefore have a material adverse impact on our results of operations.

Financial markets can be subject to periods of volatility and shortages of liquidity and, if we were unable to access the capital markets or other sources of finance at competitive rates for a prolonged period, our cost of financing may increase, the uncommitted and discretionary elements of our proposed capital investment programme may need to be reconsidered and the manner in which we implement our strategy may need to be reassessed. The occurrence of any such events could have a material adverse impact on our business, results of operations and prospects.

In addition, National Grid plc is a holding company and, as such, has no revenue generating operations of its own. As a result, National Grid plc depends on (i) the earnings and cash flows of its operating subsidiaries, (ii) the ability of its subsidiaries to pay dividends (which may be restricted due to legal or regulatory constraints or otherwise), (iii) subsidiaries repaying funds due to it and (iv) the maintenance by its subsidiaries of certain minimum credit ratings (which also depend on the credit rating of National Grid plc). If National Grid plc’s subsidiaries are unable to achieve any of the foregoing, National Grid plc may be unable to pay dividends and there may be a material adverse impact on its operations, costs associated with financing or its ability to access the capital markets or other forms of bank financing at competitive rates.

Inflation

Our income under our price controls in the UK is linked to the retail price index. During a period of inflation our operating costs may increase without a corresponding increase in the retail price index and therefore without a corresponding increase in UK revenues. Our income under the rate plans in the US is not typically linked to inflation. In periods of inflation in the US, our operating costs may increase by more than our revenues. In both the UK and US such increased costs may materially adversely affect our results of operations.

Business development activity

Business development activities, including acquisitions and disposals, entail a number of risks, including an inability to identify suitable acquisition opportunities or obtain funding for such acquisitions, that such transactions may be based on incorrect assumptions or conclusions, the inability to integrate acquired businesses effectively with our existing operations, failure to realise planned levels of synergy and efficiency savings from acquisitions, unanticipated operational, financial and tax impacts (including unanticipated costs) and other unanticipated effects. We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated at the time of the relevant acquisition. The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.

Funding of our pension schemes and other post-retirement benefits

We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, the principal schemes are defined benefit schemes where the scheme assets are held independently of our own financial resources. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for these schemes are based on actuarial assumptions and other factors including the actual and projected market performance of the scheme assets, future long-term bond yields, average life expectancies and relevant legal requirements. The impact of these assumptions and other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect our results of operations and financial condition.

Customers and counterparty risk

Our operations are exposed to the risk that customers and counterparties to our transactions that owe us money or commodities will not perform their obligations, which could materially adversely affect our financial position. This risk is most significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

A substantial portion of our US electricity distribution and generation business’s revenues are derived from a series of agreements with the Long Island Power Authority (LIPA) pursuant to which we manage LIPA’s transmission and distribution system and supply the majority of LIPA’s generating capacity. These agreements are largely scheduled to expire in 2013. If these agreements are not renewed, our income may be reduced and we may suffer stranded costs, for which we may not be remunerated.

Employees and others

Our ability to implement our long-term business strategy depends on the capabilities and performance of our personnel. Loss of key personnel or an inability to attract, train or retain appropriately qualified personnel (in particular for technical positions where availability of appropriately qualified personnel may be limited), or if significant disputes arise with our employees, our ability to implement our long-term business strategy may be affected and there may be a material adverse effect on our business, financial condition, results of operations and prospects.

There is a risk that an employee or someone acting on our behalf commits a breach of anti-bribery legislation or otherwise commits a breach of our internal controls or internal governance framework. This could impact our results of operations, our reputation and our relationship with our regulators and other stakeholders.

Seasonal fluctuations

Our electricity and gas businesses are seasonal businesses and are subject to weather conditions. In particular, revenues from our gas distribution networks in the US are weighted towards the end of our financial year, when demand for gas increases due to colder weather conditions. As a result, we are subject to seasonal variations in working capital because we purchase gas supplies for storage in the first half of our financial year and must finance these purchases. Accordingly, our results of operations for this business fluctuate substantially on a seasonal basis. In addition, portions of our electricity businesses are seasonal and subject to weather and weather related market conditions. Sales of electricity to customers are influenced by temperature changes. Significant changes in heating or cooling requirements, for example, could have a substantial effect. As a result, fluctuations in weather and competitive supply between years may have a significant effect on our results of operations for both gas and electricity businesses.

Related Party Transactions

We provide goods and services to and receive goods and services from related parties, principally joint ventures. In the year ended 31 March 2011, we charged £11 million and received charges of £84 million from related parties (other than Directors) compared with £5 million and £73 million in 2009/10 and £4 million and £44 million in 2008/09.

Further information relating to related party transactions is contained within note 29 to the consolidated financial statements in the Annual Report and Accounts 2010/11. Details on amounts paid to Directors are included within the Directors’ Remuneration Report on pages 96 to 108.

—

National Grid’s Financial Timetable for the remainder of the 2010/11 financial year and for 2011/12 is currently scheduled as follows:

13 June 2011	Annual Report published
20 July 2011	Scrip election date for 2010/11 final dividend
Monday, 25 July 2011	Interim Management Statement and Annual General Meeting, ICC, Birmingham
17 August 2011	2010/11 final dividend paid to qualifying ordinary shareholders
17 November 2011	2011/12 half year results
30 November 2011	Ordinary shares go ex-dividend
2 December 2011	Record date for 2011/12 interim dividend
18 January 2012	2011/12 interim dividend paid to qualifying ordinary shareholders
January/February 2012	Interim Management Statement
May 2012	2011/12 preliminary results

Arit Amana
Company Secretarial Assistant
020 7004 3116